LINUX GOLD CORP.

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The Company’s independent auditor has not performed a review of these financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity’s auditor.

LINUX GOLD CORP.

(An Exploration Stage Company)

INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
(Unaudited)

November 30, 2006

LINUX GOLD CORP.
(An Exploration Stage Company)
INTERIM CONSOLIDATED BALANCE SHEETS
(Stated in Canadian Dollars)
(Unaudited)

	November 30,	February 28,
	2006	2006
		(Audited)
ASSETS
Current
Cash and cash equivalents	$414,980	$396,049
Amounts receivable	55,552	53,417
Marketable securities	216,000	72,000
Prepaid expenses and deposits	22,769	10,999
Total Current Assets	$709,301	$532,465

Debt Issue Costs, net of amortization of $21,880	183,362	–
Property and Equipment (Note 5)	17,306	10,175

Total Assets	$909,969	$542,640

LIABILITIES
Current
Accounts payable	$7,495	$142,943
Accrued liabilities	31,000	26,643
Accrued liabilities to related parties (Note 7(a))	27,105	88,815
Due to related parties (Note 7(b))	303,067	204,394
Total Current Liabilities	$368,667	$462,795
Convertible Debentures, less unamortized discount of $1,573,822 (Note 8)	495,769	–
Total Liabilities	$864,436	$462,795
Commitments (Note 11)

STOCKHOLDERS’ EQUITY

Common Stock (Note 9)
Authorized:
200,000,000 common shares without par value

Issued:
69,179,605 common shares (2005 – 68,287,773 shares)	11,536,874	9,005,424

Donated Capital	346,795	295,195

Accumulated Other Comprehensive Income (Loss)	(114,000)	(8,000)

Deficit Accumulated from Prior Operations	(7,524,145)	(7,524,145)

Deficit Accumulated During the Exploration Stage	(4,199,991)	(1,688,629)
Total Stockholders’ Equity	$45,533	$79,845

Total Liabilities and Stockholders’ Equity	$909,969	$542,640

Approved by the Directors:

J. Robertson – Director	J. Lorette – Director

(The accompanying notes are an integral part of these consolidated financial statements)

LINUX GOLD CORP.
(An Exploration Stage Company)
INTERIM CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT
(Stated in Canadian Dollars)
(Unaudited)

	For the Three	For the Three	For the Nine	For the Nine
	Months Ended	Months Ended	Months Ended	Months Ended
	November 30,	November 30,	November 30,	November 30,
	2006	2005	2006	2005

Revenue	$–	–	$–	$–

General and Administrative Expenses
Amortization	11,180	6,797	24,205	28,051
Consulting and subcontract	105,959	29,849	418,995	98,618
Filing and regulatory fees	4,199	2,838	23,631	12,258
Foreign exchange	(6,587)	(324)	(2,457)	1,503
Imputed interest (Note 7(b))	17,164	12,183	51,599	32,077
Interest expense (Note 8)	403,089	–	847,741	–
Management and directors fees (Note 7(a))	10,500	10,500	25,500	31,500
Office, rent and telephone	18,806	38,286	78,644	90,084
Professional fees	10,835	6,288	70,106	33,873
Travel and promotion	15,563	10,528	150,790	15,496
Less: Interest income	(12,563)	(71)	(31,298)	(2,403)
	578,145	116,874	1,657,456	341,057

Natural Resources
Exploration costs	280,059	74,619	900,186	254,299
	280,059	74,619	900,186	254,299

Loss before the following:	(858,204)	(191,493)	(2,557,642)	(595,356)

Gain on write-off of debt	–	–	46,280	–

Net loss for the period	(858,204)	(191,493)	(2,511,362)	(595,356)

Deficit, Beginning of Period	(10,865,932)	(8,796,941)	(9,212,774)	(8,393,078)

Deficit, End of Period	$(11,724,136	$(8,988,434)	$(11,724,136)	$(8,988,434)

Basic and Diluted Loss Per Share	$(0.01)	$(0.00)	$(0.04)	$(0.01)

Weighted Average Number Of Shares
Outstanding	68,930,000	64,964,000	68,598,000	64,956,000

(The accompanying notes are an integral part of these consolidated financial statements)

LINUX GOLD CORP.
(An Exploration Stage Company)
INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(Stated in Canadian Dollars)
(Unaudited)

	For the Three	For the Three	For the Nine	For the Nine
	Months Ended	Months Ended	Months Ended	Months Ended
	November 30,	November 30,	November 30,	November 30,
	2006	2005	2006	2005
Cash Flows Used In Operating Activities
Net loss for the period	$(858,204)	$(191,493)	$(2,511,362)	$(595,356)

Adjustments to reconcile net loss to net cash
used in operating activities:
Amortization	11,179	6,796	24,204	28,051
Interest expense relating to accretion of
convertible debt	361,381	–	806,033	–
Imputed interest	17,165	12,184	51,600	32,077
Stock-based compensation	54,209	–	72,667	–
	(414,270)	(172,513)	(1,556,858)	(535,228)
Changes in operating assets and liabilities
Accounts receivable	(5,423)	(1,633)	(2,135)	(585)
Prepaid expenses	(17,086)	(87)	(11,770)	(9,357)
Accounts payable and accrued liabilities	(63,006)	46,817	(131,091)	40,365
Accrued liabilities to related parties	(29,111)	12,466	36,963	30,833
	(114,626)	57,563	(108,033)	61,256

	(528,896)	(114,950)	(1,664,891)	(473,972)

Cash Flows Used In Investing Activities
Purchase of property and equipment	(9,456)	–	(9,456)	(337)
Marketable Securities	–	–	(250,000)	–
	(9,456)	–	(259,456)	(337)

Cash Flows Provided By Financing Activities
Advances from related parties	–	33,954	–	55,512
Debt issue costs	–	–	(205,242)	–
Proceeds from Convertible notes	–	–	2,226,250	–
Repayment of debt	(158,122)	–	(158,122)	–
Proceeds from issue of common stock	1,421	23,288	75,670	23,288
	(156,701)	57,242	1,938,556	78,800

(Decrease) Increase in Cash and Cash
Equivalents	(695,053)	(57,708)	14,209	(395,509)

Foreign exchange effect on cash	4,722	–	4,722	–

Cash and Cash Equivalents, Beginning of Period	1,105,311	60,632	396,049	398,433

Cash and Cash Equivalents, End of Period	$414,980	$2,924	$414,980	$2,924

SUPPLEMENTAL DISCLOSURES

Interest paid	$15,812	$–	$15,812	$–
Income taxes paid	$–	$–	$–	$–

CASH AND CASH EQUIVALENTS CONSIST
OF:

Cash in bank	$50,478	$424	$50,478	$424
Term Deposits	364,502	2,500	364,502	2,500

	$414,980	$2,924	$414,980	$2,924

(The accompanying notes are an integral part of these consolidated financial statements)

LINUX GOLD CORP.
(An Exploration Stage Company)
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
November 30, 2006
(Stated in Canadian Dollars)
(Unaudited)

1.	NATURE OF OPERATIONS AND CONTINUANCE OF BUSINESS

The Company was incorporated February 27, 1979 in Canada under the British Columbia Company Act and was extra-provincially registered in the Province of Alberta on October 12, 1995.

The Company voluntarily de-listed from the Canadian Venture Exchange on December 14, 1999. The Company’s stock currently trades on the Over the Counter Bulletin Board in the United States under the symbol “LNXGF”.

On February 20, 2003, the shareholders approved a change of name to Linux Gold Corp. and increased the authorized share capital to 200,000,000 common shares without par value. The Company had been previously pursuing various business opportunities and, elective March 1, 2003, the Company changed its principal operations to mineral exploration. Accordingly, as of March 1, 2003, the Company is considered an exploration stage company.

2.	INTERIM FINANCIAL STATEMENTS

The unaudited interim consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States for interim financial information, and are presented in Canadian dollars. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. The unaudited interim consolidated financial statements have been prepared in accordance with the accounting principles and policies described in the Company’s annual financial statements for the year ended February 28, 2006, and should be read in conjunction with those statements. In the opinion of management, all adjustments (consisting of normal and recurring accruals) considered necessary for fair presentation of the Company’s financial position, results of operations and cash flows have been included. Operating results for the nine-month period ended November 30, 2006 are not necessarily indicative of the results that may be expected for the year ended February 28, 2007.

3.	COMPREHENSIVE INCOME (LOSS)

SFAS No. 130, “Reporting Comprehensive Income,” establishes standards for the reporting and display of comprehensive income (loss) and its components in the financial statements. As at November 30, 2006 and 2005, the Company’s only component of comprehensive income (loss) was unrealized holding gains and losses on available for sale securities.

	Three Months	Three Months	Nine Months	Nine Months
	Ended	Ended	Ended	Ended
	November 30 ,	November 30,	November 30,	November 30,
	2006	2005	2006	2005

Net Loss for the period	$(858,204)	$(191,493)	$(2,511,362)	$(595,356)

Other comprehensive income
(loss)
Unrealized holding loss on
investments	(96,000)	–	(114,000)	(22,000)

Comprehensive loss for the period	$(954,204)	$(191,493)	$(2,625,362)	$(617,356)

4.	RECENT ACCOUNTING PRONOUNCEMENTS

The Company does not expect the adoption of recently issued accounting pronouncements to have a significant impact on their results of operations, financial position or cash flow.

LINUX GOLD CORP.
(An Exploration Stage Company)
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
November 30, 2006
(Stated in Canadian Dollars)
(Unaudited)

5.	PROPERTY AND EQUIPMENT

			November 30,	February 28,
			2006	2006
		Accumulated	Net Carrying	Net Carrying
	Cost	Amortization	Value	Value
	$	$	$	$

Computer hardware	25,358	25,358	–	–
Office furniture	10,864	1,206	9,658	510
Vehicle	15,531	7,882	7,649	9,665

	51,753	34,446	17,307	10,175

6.	MINERAL PROPERTIES

	a)	Alaska Mineral Properties

i)

Fish Creek Property: The Company owns a 50% joint venture interest in 30 claims located in the Fairbanks Mining Division, Alaska, USA, known as the Fish Creek Claims. During fiscal 2003, the Company optioned its 50% interest in the 30 Fish Creek Claims to Teryl Resources Corp. (“Teryl”) (a related company). Under the terms of the agreement, Teryl issued 200,000 common shares to the Company at a fair value of $80,000 and must expend $500,000 over three years. The Company retained a 5% net royalty interest, until US$2,000,000 has been received, and may convert into a 25% working interest. The Company entered into an amending agreement with Teryl to extend the term of the original Fish Creek Claims agreement until March 7, 2007. Teryl will issue 100,000 common shares to the Company, and also agrees to expend a minimum of US$500,000 within two years from the date of this amending agreement. All other terms of the original agreement remain the same.

		ii)	Granite Mountain Property: The Company staked three claim blocks consisting of a total of 148 mining claims located in the State of Alaska.

	b)	British Columbia Mineral Properties

i.	TY Property: The Company acquired the TY Area, TY Grid 2 and 3 (21 units) mineral claims located in the Lillooet Mining Division in British Columbia under the following terms and conditions:

	a.	The Company must pay $30,000 in various stages to December 1, 2004 (paid).

	b.	The Company must issue 150,000 shares as follows: 100,000 upon signing the agreement and receiving regulatory approval (issued), and 50,000 shares upon completion of Phase III (issued).

	c.	The vendor will retain a 2% net smelter return interest (“NSR”). The Company may purchase the NSR for $1,000,000 for each 1% prior to commercial production, in shares or in cash.

During the year ended February 29, 2004, the Company staked an additional three mineral claims representing 35 units.

LINUX GOLD CORP.
(An Exploration Stage Company)
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
November 30, 2006
(Stated in Canadian Dollars)
(Unaudited)

6.	MINERAL PROPERTIES (continued)

	b)	British Columbia Mineral Properties (continued)

		ii.	ORO Property: The Company acquired the ORO (20 units) claim in the Lillooet Mining Division in British Columbia under the following terms and conditions:

			a.	The Company paid $10,000 and issued 100,000 common shares.

			b.	The vendor will retain a 2% net smelter return interest (“NSR”). The Company may purchase the NSR for $1,000,000 for each 1% prior to commercial production, in shares or in cash.

During the year ended February 29, 2004, the Company staked an additional mineral claim representing 5 units. The President of the Company is the registered owner of the mineral properties. The Company is entered into a trust agreement stating that these mineral claims are held in trust on behalf of the Company. The Company has re-staked the TY property and acquired additional claims in the same area.

c)	China Mineral Property

On January 20, 2004, the Company acquired an option to purchase 100% of the shares of Ginyen Recovery Inc. Ginyen Recovery Inc. has an 85% interest in a co-operative joint venture with Bo Luo Neo Wang Yuan Gold Mine Company (“BLN Gold”) of Heibei Province, China. BLN Gold holds an operational gold recovery mill; the right and license to operate all existing small mines in the district; the right to explore, develop and produce gold and silver in the district and options to expand to other districts.

To complete the option agreement, the Company must:

i.

pay $55,000 as follows: $10,000 upon regulatory approval; $15,000 upon completion of Phase I; $15,000 upon completion of Phase II; and a minimum of $15,000 annually or 5% of net profits paid quarterly, which ever is greater.

ii.

issue 200,000 shares as follows: 50,000 upon regulatory approval (issued); 50,000 upon completion of Phase I; 50,000 upon completion of Phase II; and 50,000 upon completion of Phase III. The Company also issued 50,000 common shares as a finders’ fee.

	iii.	incur production expenses, subject to successful results in each phase, of $500,000 as follows: $160,000 ($114,457 incurred) for Phase I; $130,000 for Phase II; and $210,000 for Phase III.

		British		Nine Months
	Alaska	Columbia	China	Ended
	Mineral	Mineral	Mineral	November 30,
	Properties	Properties	Property	2006

Acquisition costs:	$–	$–	$–	$–

Exploration and development costs:
Staking and recording fees	116,395	–	–	116,395
Geological consulting	125,428	–	–	125,428
Assays	55,940	–	–	55,940
Field supplies	580,568	–	–	580,568
Transportation	21,855	–	–	21,855

Incurred during the period	$900,186	$–	$–	$900,186

LINUX GOLD CORP.
(An Exploration Stage Company)
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
November 30, 2006
(Stated in Canadian Dollars)
(Unaudited)

7.	RELATED PARTY TRANSACTIONS

a)

All related party transactions have been measured at their exchange amounts and were considered to be fair market value transactions. The Company incurred the following transactions during the nine month period:

i.

Pursuant to a management services agreement, the Company paid management fees of $22,500 (2005 - $22,500), to a company where the President of the Company is a director. These amounts have been included in accrued liabilities at November 30, 2006.

		ii.	The Company paid a director’s fee of $9,000 (2005 - $9,000) to the President of the Company.

		iii.	Refer to Note 6(a) for a joint venture agreement with a related company.

		iv.	Refer to Note 6(b) for ownership of mineral claims.

v.

At November 30, 2006, the Company is indebted to a company where the President of the Company is a director in the amount of $23,925 (2006 - $88,815), representing unpaid rent and management fees. These amounts are non-interest bearing, unsecured and have no specific terms of repayment.

b)

 Amounts due to related parties are unsecured, non-interest bearing and have no fixed terms of repayment. Imputed interest, at 15%, totalling $51,599 (November 30, 2005 - $32,077) was charged to operations and treated as donated capital. Unless otherwise indicated, the following table represents companies controlled by the President and CEO of the Company or companies where he is the President and CEO.

	February 28	Advances/	November 30,
	2006	(Repayments)	2006

Access Information Services, Inc.	$48,287	$–	$48,287
IAS Communications Inc.	(3,151)	–	(3,151)
JGR Petroleum, Inc.	66,099	–	66,099
J. Robertson, President and CEO	3,029	–	3,029
Rainbow Network	68,610	–	68,610
REGI U.S., Inc.	(38)	–	(38)
SMR Investments Ltd.	(18,658)	138,889	120,231
Teryl Resources Corp.	40,216	(40,216)	–

	$204,394	$98,673	$303,067

8.	CONVERTIBLE DEBENTURES

The Company completed a private placement financing of US$2,000,000 on May 8, 2006 with several institutional investors consisting of secured convertible discount notes (the “Discount Notes”) with a principal amount of US$2,105,250. The Discount Notes were issued at a discount of 5%, are convertible into common stock at a conversion price of $0.40 per share and mature on November 8, 2007. The Company received proceeds of US$1,500,000 at first closing, and the remaining US$500,000 was received upon the filing of a resale registration statement with the United States Securities and Exchange Commission which was filed on August 9, 2006 and became effective September 1, 2006. The investors received Series A warrants to purchase, in the aggregate, 5,000,000 shares of common stock at $0.50 per share exercisable immediately for a term of five years, and Series B warrants to purchase, in the aggregate, an additional 2,500,000 shares of common stock at $0.52 per share exercisable upon the earlier of one year after the effectiveness of the resale registration statement or ten years. The securities were issued in a private placement transaction pursuant to Section 4(2) of the Securities Act of 1933, as amended. The Company is obligated to file a registration statement registering the resale of shares of the Company's common stock issuable upon conversion of the Discount Notes and exercise of the Warrants. The Company received US$1,815,000 net proceeds from this transaction. The funds will be used for continued exploration and development expenses on the Granite Mountain claims and for general working capital purposes. Effective October 1, 2006, the Company is required to redeem 1/15 of the principal amount per month. During the nine month period ended November 30, 2006, the Company redeemed $314,986 of principal, of which $158,122 was paid in cash and $156,863 was paid by the issuance of 568,082 common shares.

LINUX GOLD CORP.
(An Exploration Stage Company)
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
November 30, 2006
(Stated in Canadian Dollars)
(Unaudited)

8.	CONVERTIBLE DEBENTURES (Continued)

In accordance with EITF 98-5 “Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios”, the Company recognized the value of the embedded beneficial conversion feature of CDN$963,670 (US$864,866) as additional paid-in capital as the debt was issued with a fair value conversion feature. In addition, in accordance with EITF 00-27 “Application of Issue No. 98-5 to Certain Convertible Instruments”, the Company allocated the proceeds of issuance between the convertible debt and the detachable warrants based on their relative fair values. Accordingly, the Company recognized the fair value of the detachable warrants of US$1,135,134 (CDN$1,262,580) as additional paid-in capital. The carrying value of the Discount Notes will be accrued to the face value of the remaining principal, after redemptions, of CDN$2,343,373 (US$2,105,254) to maturity. To November 30, 2006, interest expense of $847,741 has been accreted increasing the carrying value of the Discount Notes to $495,769, after redemptions.

9.	COMMON STOCK

Authorized:

200,000,000 common shares without par value.

Issued:

	NUMBER OF
	SHARES	AMOUNT

Balance, February 28, 2006	68,287,773	$8,770,394

Issued during the period:
Exercise of options	323,750	75,670
Shares issued upon conversion of debentures	568,082	156,863
Balance, November 30, 2006	69,179,605	$9,002,927

a)	During the nine month period ended November 30, 2006, the Company issued a total of 106,250 common shares upon the exercise of 106,250 stock options at US$0.10 per share for cash proceeds of $12,070.

b)	During the nine month period ended November 30, 2006, the Company issued 55,000 common shares upon the exercise of 55,000 stock options at US$0.18 per share for cash proceeds of $11,086.

c)	During the nine month period ended November 30, 2006, the Company issued 12,500 common shares upon the exercise of 12,500 stock options at US$0.20 per share for cash proceeds of $2,834.

d)	During the nine month period ended November 30, 2006, the Company issued 150,000 common shares upon the exercise of 150,000 stock options at US$0.30 per share for cash proceeds of $49,680.

e)	During the nine month period ended November 30, 2006, the Company issued 568,082 common shares upon the conversion of debentures with a principal amount of $156,863.

LINUX GOLD CORP.
(An Exploration Stage Company)
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
November 30, 2006
(Stated in Canadian Dollars)
(Unaudited)

10.	WARRANTS

A summary of the changes in the Company’s share purchase warrants is presented below:

	November 30, 2006		February 28, 2006
		Weighted		Weighted
		Average		Average
		Exercise		Exercise
	Number	Price	Number	Price

Balance, beginning of year	4,811,027	US$ 0.20	3,563,527	US$ 0.21
Granted	7,500,002	US$ 0.51	1,500,000	US$ 0.25
Exercised	–	–	(92,500)	US$ 0.25
Forfeited / Expired	(16,000)	US$ 0.08	(160,000)	US$ 0.23

Balance, end of period	12,295,029	US$ 0.39	4,811,027	US$ 0.20

11.	STOCK OPTIONS

The Company has a stock option plan to issue up to 10% of the issued common shares to certain directors and employees. A summary of the changes in the Company’s common share purchase options is presented below:

	November 30, 2006
		Weighted
		Average
		Exercise
	Number	Price

Balance, February 28, 2006	2,443,750	US$ 0.13
Granted	1,550,000	US$ 0.35
Exercised	(348,750)	US$ (0.20)
Forfeited / Expired	–	–

Balance, November 30, 2006	3,645,000	US$ 0.22

Additional information regarding options outstanding as at November 30, 2006 is as follows:

	Outstanding			Exercisable
		Weighted
		average	Weighted		Weighted
		remaining	average		average
	Number of	contractual	exercise	Number of	exercise
Exercise prices	shares	life (years)	price	shares	price

US$ 0.00 – $ 0.10	1,762,500	1.28	US$ 0.10	1,762,500	US$ 0.10
US$ 0.11 – $ 0.20	257,500	0.90	US$ 0.18	257,500	US$ 0.18
US$ 0.21 – $ 0.30	100,000	3.03	US$ 0.29	100,000	US$ 0.29
US$ 0.31 – $ 0.40	1,525,000	4.69	US$ 0.35	1,525,000	US$ 0.35

	3,645,000	2.73	US$ 0.22	3,645,000	US$ 0.22

LINUX GOLD CORP.
(An Exploration Stage Company)
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
November 30, 2006
(Stated in Canadian Dollars)
(Unaudited)

12.	COMMITMENTS

	a)	The Company signed a consulting agreement with CEOcast, Inc. on March 8, 2006 for investor relations services at $7,500 per month for six months, and 350,000 shares of the Company common stock.

b)

The Company entered into a consulting agreement dated August 9, 2006 for the provision of financial development services. Under the terms of the agreement, the Company agreed to pay US$1,000 per month plus expenses for a term of two years, and issue stock options for 1,000,000 common shares exercisable at US$ 0.35 per share. The agreement may be terminated by either party before the end of the term by giving a 90-day written notice. During the nine month period ended November 30, 2006, consulting fees of $16,714 (2005 - $nil) were incurred.

c)

The Company entered into a consulting agreement dated August 9, 2006 for the provision of financial development services. Under the terms of the agreement, the Company agreed to pay expenses incurred for a term of two years, and issue stock options for 500,000 common shares exercisable at US$ 0.35 per share. The agreement may be terminated by either party before the end of the term by giving a 90-day written notice. During the nine month period ended November 30, 2006, consulting fees of $5,802 (2005 - $nil) were incurred.

d)

The Company entered into a lease agreement dated September 7, 2006 for a term of three years commencing November 1, 2006 to October 31, 2009. Under the terms of the agreement, the Company will pay monthly rent of $1,833.33 plus a proportionate share of operating costs. The Company shares the rentable area with related parties who reimburse the Company for 2/3 of the total monthly rental fee.